SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

 EXCEED COMPANY LTD.
(Name of Subject Company (Issuer))

 EXCEED COMPANY LTD.
(Names of Filing Persons (Issuer))

 Warrants to Purchase Ordinary shares
(Title of Class of Securities)
G32335112
(CUSIP Number of Class of Securities)

 Lin Shuipan
Chairman and Chief Executive Officer
Suite 8, 20/F, One International Finance Centre
1 Harbour View Street,
Central, Hong Kong
Tel: +852 3669 8105
Copy to:
Michel J. Feldman, Esq.
Seyfarth Shaw LLP
131 South Dearborn, Suite 2400
Chicago, Illinois 60603
(312) 460-6000

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

 Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$29,675,250_______	$1,655.88____
*
Estimated for purposes of calculating the amount of the filing fee only. Exceed Company Ltd. (the “Company”) is offering holders of 10,890,000 of the Company’s warrants (the “Warrants”), which consist of (i) 8,625,000 warrants initially issued in the initial public offering of the Company’s predecessor 2020 ChinaCap Acquirco, Inc. (“2020”) and (ii) 2,265,000 warrants initially issued to certain of 2020’s initial stockholders in a private placement that closed simultaneously with its initial public offering, the opportunity to exchange such Warrants for the Company’s ordinary shares (“Ordinary Shares”) by tendering 3.96 Warrants in exchange for one Ordinary Share. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $55.80 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the publicly traded Warrants on November 17, 2009, which was $2.725.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,655.88	Filing Party:	Exceed Company Ltd.
Form or Registration No.:	5-83334	Date Filed:	November 30, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
* If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Exceed Company Ltd. , a British Virgin Islands business company (the “Company”), with the Securities and Exchange Commission (the “Commission”) on November 30, 2009 (the “Original Schedule TO”), as amended by Amendment No. 1 to Schedule TO filed with the SEC on December 31, 2009 (“Amendment No. 1”) and Amendment No. 2 to Schedule TO filed with the SEC on January 5, 2010 (“Amendment No. 2” and together with the Original Schedule TO, Amendment No. 1 and this Amendment, the “Schedule TO”) ,in connection with the offer (the “Offer”) by the Company to all holders of the Company’s outstanding warrants (the “Warrants”) to purchase an aggregate of 10,890,000 ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), to receive one Ordinary Share in exchange for each 3.96 Warrants tendered by the holders thereof. The Offer is being made on the terms and subject to the conditions set forth in the Offer Letter dated as of November 30, 2009 (the “Offer Letter”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(A), as amended by Supplement No. 1 to the Offer Letter, a copy of which was attached to Amendment No. 2 as Exhibit (a)(1)(A)(1) (the “Supplement”) and the related Letter of Transmittal dated as of November 30, 2009, a copy of which was attached to the Schedule TO as Exhibit (a)(1)(B). Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Offer Letter, as supplemented.

This Amendment amends only the items to the Schedule TO that are being amended, and unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. This Amendment speaks only as of the original filing date, and this filing has not been updated to reflect any events occurring after the original filing date or to modify or update disclosures affected by other subsequent events. You should read this Amendment No. 3 to the Schedule TO together with the Schedule TO.

      The Offer expired at 5:00 p.m., New York City time, on February 26, 2010.

     This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act.

Item 1.      Summary Term Sheet.
 Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language:

     The Offer now expired at 5:00 p.m., United States Eastern Time on the evening of Friday, February 26, 2010. Based on information provided by Continental Stock Transfer & Trust Company (the ‘‘Depositary’’), 32,550 warrants were exercised pursuant to the terms of the Offer by exchange of warrants in exchange for an aggregate of 8,223 shares of Common Stock. The Company has accepted for exercise all of the warrants validly tendered and not withdrawn. On March 2, 2009, the Company issued a press release announcing the final results of the Offer. A copy of this press release is filed as Exhibit (a)(1)(F)(2) to this Amendment No. 3 and is incorporated herein by reference.

Item 4.      Terms of the Transaction.

(a)  Item 4 of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1. Such language is incorporated herein by reference.

Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(F)(2)	Press Release, dated March 2, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCEED COMPANY LTD.

By:	/s/Lin Shuipan
Name:	Lin Shuipan
Title:	Chairman and Chief Executive Officer

Dated: March 2, 2010

EXHIBIT INDEX

(a)(1)(F)(2)	Press Release, dated March 2, 2010.